Exhibit 99.1

FOR IMMEDIATE RELEASE

IHS HOLDING LIMITED REPORTS FIRST QUARTER 2023 FINANCIAL RESULTS

CONSOLIDATED HIGHLIGHTS – FIRST QUARTER 2023

●	Revenue of $602.5 million increased 35.1% (or 38.0% organically)
●	Adjusted EBITDA of $335.4 million (55.7% Adjusted EBITDA Margin) increased 37.0%
●	Profit for the period was $7.7 million
●	Cash from operations was $251.9 million
●	Recurring Levered Free Cash Flow (“RLFCF”) was $149.7 million
●	Total Capex was $152.6 million
●	During the quarter, certain of our Nigerian subsidiaries entered into an up to NGN 165.0 billion (approximately $357.9 million) five-year term loan and an up to NGN 55.0 billion (approximately $119.3 million) three-year revolving credit facility
●	Reiterating 2023 guidance for revenue of $2,190-2,220 million, Adjusted EBITDA of $1,200-1,220 million, RLFCF of $430-450 million, Total Capex of $610-650 million and net leverage ratio target remains 3.0x-4.0x

London, United Kingdom, May 23, 2023. IHS Holding Limited (NYSE: IHS) (“IHS Towers” or the “Company”), one of the largest independent owners, operators, and developers of shared communications infrastructure in the world by tower count, today reported financial results for the first quarter ended March 31, 2023.

Sam Darwish, IHS Towers Chairman and Chief Executive Officer, stated, “We had another strong quarter with growth primarily driven by a sequential step-up from new Lease Amendments, escalations, and FX resets, while growth from power moderated – all as expected. Results also included a $48 million one-time benefit to revenue and Adjusted EBITDA from our smallest Key Customer in Nigeria, inclusive of $5 million additional withholding tax gross up, and a $43 million one-time benefit to RLFCF. Lastly, Q1 results included a $9 million FX tailwind vs. rates previously assumed in guidance.

We are reiterating our 2023 guidance for all our key metrics including revenue, Adjusted EBITDA, RLFCF, and capex that we issued in March. While we recognize the modest upside from the $5 million withholding tax benefit in Q1, and that our updated FX rates now assumed in guidance imply $14 million upside vs. rates previously assumed in guidance, given FX rates in emerging markets can be volatile, and that a notable risk of Naira devaluation this year exists, we think it’s important we remain prudent in our approach and not increase our guidance. Overall, we remain on track to achieve our goals for 2023.”

RESULTS FOR THE FIRST QUARTER 2023

The table below sets forth select unaudited financial results for the quarters ended March 31, 2023 and March 31, 2022:

	Three months ended
	March 31,	March 31,	Y on Y
	2023	2022	Growth
	$’000	$’000%

Revenue	602,528	446,132	35.1
Adjusted EBITDA(1)	335,382	244,872	37.0
Profit for the period	7,662	15,120	(49.3)
Cash from operations	251,859	166,607	51.2
RLFCF(1)	149,657	87,060	71.9

(1)	Adjusted EBITDA and RLFCF are non-IFRS financial measures. See “Use of Non-IFRS Financial Measures” for additional information, definitions and a reconciliation to the most comparable IFRS measures.

Results for the three months ended March 31, 2023 versus 2022

During the first quarter of 2023, revenue was $602.5 million compared to $446.1 million for the first quarter of 2022, an increase of $156.4 million, or 35.1%. Organic growth was $169.6 million, or 38.0%, driven primarily by escalations, foreign exchange resets, Lease Amendments and power indexation. Revenue for the first quarter of 2023 included $48.1 million of non-recurring revenue as adjusted for withholding tax from our smallest Key Customer in Nigeria for services previously provided but for which revenue had not been recognized. Aggregate inorganic revenue growth was $37.2 million, or 8.3%, for the first quarter of 2023 driven by the MTN SA Acquisition, GTS SP5 Acquisition and the fifth stage of the Kuwait Acquisition. The increase in the period was partially offset by the non-core impact of negative movements in foreign exchange rates of $50.4 million, or 11.3%.

Adjusted EBITDA was $335.4 million for the first quarter of 2023 compared to $244.9 million for the first quarter of 2022. Adjusted EBITDA margin for the first quarter of 2023 was 55.7% (first quarter of 2022: 54.9%). The increase in Adjusted EBITDA primarily reflects the increase in revenue discussed above including the non-recurring revenue, partially offset by an increase in cost of sales resulting from higher diesel costs in 2023 largely due to the current conflict between Russia and Ukraine, and an increase in maintenance and repair costs alongside an increase in administrative expenses, resulting from employee costs related to the acquisitions listed above and increases in loss allowance on trade receivables, computer and maintenance cost and professional fees.

Profit for the period was $7.7 million for the first quarter of 2023 compared to a profit of $15.1 million for the first quarter of 2022. The decrease in profit for the period reflects the impact of an increase in cost of sales including higher power generation cost, which includes diesel costs, and increased administrative expenses associated with the acquisitions listed above. In addition, the decrease is due to the increase in net finance costs mainly due to an increase in realized and unrealized foreign exchange losses on financing and an increase in interest expense. These unfavorable movements were partially offset by an increase in revenue including the non-recurring revenue discussed above and a decrease in the fair value loss on embedded options.

Cash from operations and RLFCF for the first quarter of 2023 were $251.9 million and $149.7 million, respectively, compared to $166.6 million and $87.1 million, respectively, for the first quarter of 2022. The increase in cash from operations primarily reflects the aggregate impact of the increase in revenue discussed above including the non-recurring revenue as adjusted for withholding tax, partially offset by an increase in cost of sales and administrative expenses. The increase in RLFCF is due to the increase in cash from operations, partially offset by the increase in net interest paid, lease and rent payment made, loss allowance on trade receivables and withholding tax.

Segment results

Revenue and Segment Adjusted EBITDA:

Revenue and Segment Adjusted EBITDA, our key profitability measures used to assess the performance of our reportable segments, were as follows:

	Revenue			Segment Adjusted EBITDA
	Three months ended			Three months ended
	March 31,	March 31,		March 31,	March 31,
	2023	2022	Change	2023	2022	Change
	$'000	$'000%		$'000	$'000%

Nigeria	424,978	320,656	32.5	271,879	203,019	33.9
SSA	122,160	85,628	42.7	65,319	46,999	39.0
Latam	45,649	31,233	46.2	31,172	22,113	41.0
MENA	9,741	8,615	13.1	3,666	3,618	1.3
Other	—	—	—	(36,654)	(30,877)	(18.7)
Total	602,528	446,132	35.1	335,382	244,872	37.0

Nigeria

Revenue for our Nigeria segment increased by $104.3 million, or 32.5%, to $425.0 million for the first quarter of 2023, compared to $320.7 million for the first quarter of 2022. Revenue increased organically by $149.5 million, or 46.6%, driven primarily by an increase in power indexation and escalations, as well as foreign exchange resets and Lease Amendments. Revenue for the first quarter of 2023 included $48.1 million of non-recurring revenue as adjusted for withholding tax from our smallest Key Customer for services previously provided but for which revenue had not been recognized. The increase in revenue was partially offset by the non-core impact of negative movements in the Naira to U.S. dollar foreign exchange rate of $45.2 million, or 14.1%. Year-on-year, within our Nigeria segment, Tenants decreased by 40, including 1,152 Churned (which includes, for the first quarter of 2023, 727 towers occupied by our smallest Key Customer on which we were not recognizing revenue), partially offset by 576 from New Sites and 536 from Colocation, while Lease Amendments increased by 3,717.

Segment Adjusted EBITDA for our Nigeria segment was $271.9 million for the first quarter of 2023 compared to $203.0 million for the first quarter of 2022, an increase of $68.9 million, or 33.9%. The increase in Segment Adjusted EBITDA primarily reflects the increase in revenue discussed above, partially offset by an increase in cost of sales resulting from higher power generation cost of $21.3 million and increase in administrative expenses of $9.3 million, of which $4.4 million is due to an increase in computer maintenance and software and $3.1 million due to an increase in allowance of bad debt provision.

SSA

Revenue for our SSA segment increased by $36.5 million, or 42.7%, to $122.2 million for the first quarter of 2023, compared to $85.6 million for the first quarter of 2022. Revenue increased organically by $13.4 million, or 15.6%, driven primarily by escalations and New Sites. Revenue for our SSA segment also grew inorganically in the period by $28.5 million, or 33.3%, due to the impact of the MTN SA Acquisition. The increase in revenue was partially offset by the non-core impact of negative movements in foreign exchange rates of $5.3 million, or 6.2%. Year-on-year, within our SSA segment, Tenants increased by 7,613 including 293 from New Sites, 443 from Colocation and 7,017 from the MTN SA Acquisition in the second quarter of 2022, partially offset by 140 Churned, while Lease Amendments increased by 749.

Segment Adjusted EBITDA for our SSA segment was $65.3 million for the first quarter of 2023 compared to $47.0 million for the first quarter of 2022, an increase of $18.3 million, or 39.0%. The increase in Segment Adjusted EBITDA primarily reflects the increase in revenue discussed above, partially offset by an increase in cost of sales resulting from higher power generation cost, maintenance and security costs of $5.9 million, $4.0 million and $3.7 million respectively, due to the increase in asset base and an increase in administrative expenses of $1.9 million, of which $1.2 million are staff costs.

Latam

Revenue for our Latam segment increased by $14.4 million, or 46.2%, to $45.6 million for the first quarter of 2023, compared to $31.2 million for the first quarter of 2022. Revenue increased organically by $5.7 million, or 18.4%, driven primarily by an increase in growth from fiber and escalations. Revenue for our Latam segment also grew inorganically in the period by $8.5 million, or 27.2%, due to the impact of the GTS SP5 Acquisition. Revenue also increased by $0.2 million, or 0.6%, due to the non-core impact of positive movements in foreign exchange rates. Year-on-year, within our Latam segment, Tenants increased by 815, including 240 from New Sites and 109 from Colocation.

Segment Adjusted EBITDA for our Latam segment was $31.2 million for the first quarter of 2023 compared to $22.1 million for the first quarter of 2022, an increase of $9.1 million, or 41.0%. The increase in Segment Adjusted EBITDA primarily reflects the increase in revenue discussed above, partially offset by an increase in administrative expenses of $5.7 million, of which $2.2 million is staff costs and $2.7 million is increase of allowance of bad debt provision.

MENA

Revenue for our MENA segment increased by $1.1 million, or 13.1%, to $9.7 million for the first quarter of 2023, compared to $8.6 million for the first quarter of 2022. Revenue increased organically by $1.0 million, or 11.2%, and grew inorganically in the period by $0.3 million, or 3.0%. Year-on-year, within our MENA segment, Tenants increased by 115, including 70 from New Sites, and 43 from the closings of the fifth stage of the Kuwait Acquisition.

Segment Adjusted EBITDA for our MENA segment was $3.7 million for the first quarter of 2023 compared to $3.6 million for the first quarter of 2022, an increase of $0.1 million, or 1.3%. The increase in Segment Adjusted EBITDA primarily reflects the increase in revenue discussed above, partially offset by an increase in cost of sales of $0.2 million and an increase in administrative expenses of $0.9 million, of which $0.6 million is due to loss in foreign exchange within Segment Adjusted EBITDA.

INVESTING ACTIVITIES

During the first quarter of 2023, capital expenditures (“Total Capex”) were $152.6 million compared to $117.0 million for the first quarter of 2022. The increase is primarily driven by increases in capital expenditures for our SSA, Latam and Nigeria segments of $16.1 million, $12.2 million and $8.2 million, respectively. The increase in SSA was primarily driven by an increase of $16.0 million from South Africa due to refurbishment capital expenditures associated with the MTN SA Acquisition and a $1.2 million increase in maintenance capital expenditures. The increase in Latam is primarily driven by increases of $6.3 million related to fiber capital expenditures and $3.5 million from corporate capital expenditures. The increase in Nigeria was primarily driven by increases of $28.7 million related to Project Green and $1.6 million from maintenance capital expenditures, partially offset by a decrease of $13.4 million in other capital expenditures and fiber capital expenditures of $9.1 million. Our spending for Project Green was $33.8 million during the first quarter of 2023 and total spend to March 31, 2023 was $137.4 million.

FINANCING ACTIVITIES AND LIQUIDITY

Below is a summary of facilities we have entered into, repaid or amended during the first quarter of 2023. Approximate U.S. dollar equivalent values for non-USD denominated facilities stated below are translated from the currency of the debt at the relevant exchange rates on March 31, 2023.

Nigeria (2023) Term Loan

IHS Netherlands Holdco B.V., IHS Nigeria, IHS Towers NG Limited, INT Towers and IHS Holding Limited entered into an up to NGN 165.0 billion (approximately $357.9 million) term loan agreement on January 3, 2023 (as amended and/or restated from time to time the “Nigeria 2023 Term Loan”), and between, amongst others, IHS Netherlands Holdco B.V. as holdco and guarantor; IHS Nigeria, IHS Towers NG Limited and INT Towers as borrowers and guarantors; each of IHS Holding Limited, IHS Netherlands NG1 B.V., IHS Nigeria, IHS Netherlands NG2 B.V., IHS Towers NG Limited, Nigeria Tower Interco B.V. and INT Towers as guarantors; Ecobank Nigeria Limited as agent and certain financial institutions listed therein as original lenders.

The interest rate per annum is equal to 20% in the first year moving to a floating rate for the remainder of the term. This floating rate is defined by the Nigerian MPR plus a margin of 2.5% and is subject to a cap of 24% and floor of 18%. IHS Netherlands Holdco B.V. also pays certain other fees and costs, including agent fees.

The Nigeria 2023 Term Loan was drawn down for an original principal amount of NGN 124.5 billion (approximately $270.1 million), and funds borrowed under the loan were applied towards, inter alia, refinancing certain indebtedness of INT Towers, IHS Nigeria, and general corporate and working capital purposes.

As of January 3, 2023, the total commitments available under the Nigeria 2023 Term Loan were NGN 124.5 billion (approximately $270.1 million), which were further increased on February 9, 2023, by NGN 29.0 billion (approximately $62.8 million) pursuant to the facility increase clause contained within the loan agreement.

As of March 31, 2023, NGN 138.5 billion (approximately $300.4 million) had been drawn down under this facility. The proceeds from the drawdown were applied towards, inter alia, refinancing certain indebtedness of INT Towers, IHS Nigeria, general corporate and working capital purposes.

The Nigeria 2023 Term Loan is denominated in Naira and is governed by English law.

Nigeria (2023) Revolving Credit Facility

IHS Netherlands Holdco B.V., IHS Nigeria, IHS Towers NG Limited, INT Towers and IHS Holding Limited entered into an up to NGN 55.0 billion (approximately $119.3 million) revolving credit facility agreement on January 3, 2023 (as amended and/or restated from time to time the “Nigeria 2023 RCF”), and between, amongst others, IHS Netherlands Holdco B.V. as holdco and guarantor; IHS Nigeria, IHS Towers NG Limited and INT Towers as borrowers and guarantors; each of IHS Holding Limited, IHS Netherlands NG1 B.V., IHS Nigeria, IHS Netherlands NG2 B.V., IHS Towers NG Limited, Nigeria Tower Interco B.V. and INT Towers as guarantors; Ecobank Nigeria Limited as agent and certain financial institutions listed therein as original lenders.

The interest rate per annum is equal to 20% in the first year moving to a floating rate for the remainder of the term. This floating rate is defined by the Nigerian MPR plus a margin of 2.5% and is subject to a cap of 24% and floor of 18%. IHS Netherlands Holdco B.V. also pays certain other fees and costs, including agent fees.

As of January 3, 2023, the total commitments available under the Nigeria 2023 RCF were NGN 44.0 billion (approximately $95.3 million), which were further increased on February 9, 2023, by NGN 11.0 billion (approximately $23.9 million) to NGN 55.0 billion (approximately $119.3 million), pursuant to the facility increase clause contained within the loan agreement.

As of March 31, 2023, there are no amounts drawn and outstanding under the Nigeria 2023 RCF.

The Nigeria 2023 RCF is denominated in Naira and is governed by English law.

Repayment of the Nigeria (2019) term loan

On January 11, 2023, the full remaining principal amount of the Naira tranche of the Nigeria 2019 Facility of NGN 88.3 billion (approximately $191.6 million) (plus accrued interest) was repaid.

IHS (Nigeria) Local Facilities

On January 11, 2023, the following IHS (Nigeria) Limited Facilities were fully repaid,

(i)	IHSN NG1, for NGN 16.1 billion (approximately $34.9 million) entered into in March 2022
(ii)	IHSN NG2, for NGN 10.0 billion (approximately $21.7 million) entered into in May 2022

I-Systems Facility drawdown

On February 3, 2023, I-Systems Soluções de Infraestrutura S.A. drew down a tranche of BRL 80.0 million (approximately $15.7 million) pursuant to the I-Systems Facility. The interest rate applicable on this tranche is CDI plus 2.45% (assuming a 252-day calculation basis).

On March 31, 2023, I-Systems Soluções de Infraestrutura S.A. drew down a tranche of BRL 120.0 million (approximately $23.6 million) pursuant to the I-Systems Facility. The interest rate applicable on this tranche is CDI plus 2.50% (assuming a 252-day calculation basis).

IHS Kuwait Facility drawdown

On February 22, 2023, IHS Kuwait Limited drew down a further KWD 0.3 million (approximately $1.0 million) under the facility.

FINANCING ACTIVITIES AND LIQUIDITY AFTER REPORTING PERIOD

Below is a summary of facilities we have entered into, repaid or amended after the first quarter of 2023.

Nigeria (2023) Term Loan

On April 4, 2023 an additional NGN 15.0 billion (approximately $33.0 million) was drawn down under the Nigeria 2023 Term Loan. The total commitments available under the Nigeria 2023 Term Loan were further increased on May 18, 2023, by NGN 11.5 billion (approximately $24.9 million) pursuant to the facility increase clause contained within the loan agreement.

As of May 22, 2023, NGN 153.5 billion (approximately $333.0 million) has been drawn down under this facility.

IHS South Africa Facility

On May 4, 2023 an additional ZAR 70.0 million (approximately $3.9 million) was drawn under the IHS SA Facility. As of May 22, 2023, ZAR 3,470.0 million (approximately $194.7 million) has been drawn down under this facility.

Full Year 2023 Outlook Guidance

The following full year 2023 guidance is based on a number of assumptions that management believes to be reasonable and reflect the Company’s expectations as of May 23, 2023. Actual results may differ materially from these estimates as a result of various factors, and the Company refers you to the cautionary language regarding “forward-looking” statements included in this press release when considering this information. The Company’s outlook includes 1) $48.1 million of non-recurring revenue as adjusted for withholding tax in 1Q23 from our smallest Key Customer in Nigeria for services previously provided but for which revenue had not been recognized, and 2) approximately $25.0 million of power pass through revenue versus $2.0 million in 2022 in South Africa. Guidance does not include revenue from the Egypt operations.

The Company’s outlook is based on the following assumptions:

●	Organic revenue Y/Y growth of approximately 23% (approximately 21% excluding the $48.1 million non-recurring cash receipt)
●	Average foreign currency exchange rates to 1.00 U.S. Dollar for January 1, 2023 through December 31, 2023 for key currencies: (a) 497.0 Nigerian Naira; (b) 5.27 Brazilian Real (c) 0.92 Euros (d) 17.56 South African Rand
●	Project Green capex $90.0-100.0 million
●	Build-to-suit of circa 1,200 sites of which ~150 sites in Nigeria and ~750 sites in Brazil (triple what we built in Brazil in 2022)

●	Net leverage ratio target of 3.0x-4.0x

Metric	Current Range
Revenue	$2,190M - $2,220M
Adjusted EBITDA (1)	$1,200M - $1,220M
Recurring Levered Free Cash Flow (1)	$430M - $450M
Total Capex	$610M - $650M

(1) Adjusted EBITDA and RLFCF are non-IFRS financial measures. See “Use of Non-IFRS Financial Measures” for additional information and a reconciliation to the most comparable IFRS measures. We are unable to provide a reconciliation of Adjusted EBITDA and RLFCF to (loss)/profit and cash from operations, respectively, for the periods presented above without an unreasonable effort, due to the uncertainty regarding, and the potential variability, of these costs and expenses that may be incurred in the future, including, in the case of Adjusted EBITDA, share-based payment expense, finance costs, and insurance claims, and in the case of RLFCF net movement in working capital, other non-operating expenses, and impairment of inventory, each of which adjustments may have a significant impact on these non-IFRS measures.

Conference Call

IHS Towers will host a conference call on May 23, 2023 at 8:30am ET to review its financial and operating results. Supplemental materials will be available on the Company’s website, www.ihstowers.com. The conference call can be accessed by calling +1 646 307 1963 (U.S./Canada) or +44 20 3481 4247 (UK/International). The call passcode is 8940410.

A simultaneous webcast and replay will be available in the Investor Relations section of the Company’s website, www.ihstowers.com, on the Earnings Materials page.

Upcoming Conferences and Events

IHS Towers management is expected to participate in the upcoming conferences outlined below:

●	J.P. Morgan 51st Annual Global Technology, Media and Communications Conference (Boston) – May 24, 2023
●	Cowen 51st Annual TMT Conference (New York) – May 31, 2023
●	GS Digital Infrastructure Conference (London) – June 1, 2023
●	6th Avior Corporate Summit 2023 (Johannesburg) – June 14, 2023
●	Barclays Emerging Markets ESG Corporate Days (Virtual) – June 21, 2023

About IHS Towers

IHS Towers is one of the largest independent owners, operators and developers of shared communications infrastructure in the world by tower count and is one of the largest independent multinational towerco solely focused on emerging markets. The Company has nearly 40,000 towers across its 11 markets, including Brazil, Cameroon, Colombia, Côte d’Ivoire, Egypt, Kuwait, Nigeria, Peru, Rwanda, South Africa and Zambia. For more information, please email: communications@ihstowers.com or visit: www.ihstowers.com

Cautionary statement regarding forward-looking Information

This press release contains forward-looking statements. We intend such forward-looking statements to be covered by relevant safe harbor provisions for forward-looking statements (or their equivalent) of any applicable jurisdiction, including those contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements other than statements of historical facts contained in this press release may be forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “targets,” “projects,” “contemplates," “believes,” “estimates,” “forecast,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions. Forward-looking statements contained in this press release include, but are not limited to statements regarding our future results of operations and financial position, including our anticipated results for the fiscal year 2023, industry and business trends, business strategy, plans, market growth and our objectives for future operations.

We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to:

●	non-performance under or termination, non-renewal or material modification of our customer agreements;
●	volatility in terms of timing for settlement of invoices or our inability to collect amounts due under invoices;
●	a reduction in the creditworthiness and financial strength of our customers;
●	the business, legal and political risks in the countries in which we operate;
●	general macroeconomic conditions in the countries in which we operate;
●	changes to existing or new tax laws, rates or fees;
●	foreign exchange risks and/or ability to access U.S. Dollars in our markets;
●	regional or global health pandemics, including COVID 19, and geopolitical conflicts and wars, including the current conflict between Russia and Ukraine;
●	our inability to successfully execute our business strategy and operating plans, including our ability to increase the number of Colocations and Lease Amendments on our Towers and construct New Sites or develop business related to adjacent telecommunications verticals (including, for example, relating to our fiber businesses in Latin America and elsewhere) or deliver on our sustainability or environmental, social and governance (ESG) strategy and initiatives under anticipated costs, timelines, and complexity, such as our Carbon Reduction Roadmap (Project Green), including plans to reduce diesel consumption, integrate solar panel and battery storage solutions on tower sites and connect more sites to the electricity grid;
●	reliance on third-party contractors or suppliers, including failure or underperformance or inability to provide products or services to us (in a timely manner or at all) due to sanctions regulations, due to supply chain issues or other reasons;
●	our estimates and assumptions and estimated operating results may differ materially from actual results;
●	increases in operating expenses, including increased costs for diesel;
●	failure to renew or extend our ground leases, or protect our rights to access and operate our Towers or other telecommunications infrastructure assets;

●	loss of customers;
●	risks related to our indebtedness;
●	changes to the network deployment plans of mobile operators in the countries in which we operate;
●	a reduction in demand for our services;
●	the introduction of new technology reducing the need for tower infrastructure and/or adjacent telecommunication verticals;
●	an increase in competition in the telecommunications tower infrastructure industry and/or adjacent telecommunication verticals;
●	our failure to integrate recent or future acquisitions;
●	the identification by management of material weaknesses in our internal control over financial reporting, which could affect our ability to produce accurate financial statements on a timely basis or cause us to fail to meet our future reporting obligations;
●	increased costs, harm to reputation, or other adverse impacts related to increased intention to and evolving expectations for environmental, social and governance initiatives;
●	reliance on our senior management team and/or key employees;
●	failure to obtain required approvals and licenses for some of our sites or businesses or comply with applicable regulations;
●	inability to raise financing to fund future growth opportunities or operating expense reduction strategies;
●	environmental liability;
●	inadequate insurance coverage, property loss and unforeseen business interruption;
●	compliance with or violations (or alleged violations) of laws, regulations and sanctions, including but not limited to those relating to telecommunications regulatory systems, tax, labor, employment (including new minimum wage regulations), unions, health and safety, antitrust and competition, environmental protection, consumer protection, data privacy and protection, import/export, foreign exchange or currency, and of anti-bribery, anti-corruption and/or money laundering laws, sanctions and regulations;
●	fluctuations in global prices for diesel or other materials;
●	disruptions in our supply of diesel or other materials;
●	legal and arbitration proceedings;
●	reliance on shareholder support (including to invest in growth opportunities) and related party transaction risks;
●	risks related to the markets in which we operate, including but not limited to local community opposition to some of our sites or infrastructure, and the risks from our investments into emerging and other less developed markets;
●	injury, illness or death of employees, contractors or third parties arising from health and safety incidents;
●	loss or damage of assets due to security issues or civil commotion;

●	loss or damage resulting from attacks on any information technology system or software;
●	loss or damage of assets due to extreme weather events whether or not due to climate change;
●	failure to meet the requirements of accurate and timely financial reporting and/or meet the standards of internal control over financial reporting that support a clean certification under the Sarbanes Oxley Act;
●	risks related to our status as a foreign private issuer; and
●	the important factors discussed in the section titled “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2022.

The forward-looking statements in this press release are based upon information available to us as of the date of this press release, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements. You should read this press release and the documents that we reference in this press release with the understanding that our actual future results, performance and achievements may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements. Additionally, we may provide information herein that is not necessarily “material” under the federal securities laws for SEC reporting purposes, but that is informed by various ESG standards and frameworks (including standards for the measurement of underlying data), and the interests of various stakeholders. Much of this information is subject to assumptions, estimates or third-party information that is still evolving and subject to change. For example, our disclosures based on any standards may change due to revisions in framework requirements, availability of information, changes in our business or applicable government policies, or other factors, some of which may be beyond our control. These forward-looking statements speak only as of the date of this press release. Except as required by applicable law, we do not assume, and expressly disclaim, any obligation to publicly update or revise any forward-looking statements contained in this press release, whether as a result of any new information, future events or otherwise.

IHS HOLDING LIMITED

CONDENSED CONSOLIDATED STATEMENT OF INCOME AND OTHER COMPREHENSIVE INCOME (UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2023 AND 2022

	Three months period
	ended
	March 31,	March 31,
	2023	2022
	$’000	$’000

Revenue	602,528	446,132
Cost of sales	(306,889)	(250,589)
Administrative expenses	(97,321)	(90,562)
(Loss allowance)/reversal of loss allowance on trade receivables	(3,560)	2,468
Other income	175	1,170
Operating profit	194,933	108,619
Finance income	6,828	114,967
Finance costs	(178,881)	(192,212)
Profit before income tax	22,880	31,374
Income tax expense	(15,218)	(16,254)
Profit for the period	7,662	15,120

Profit attributable to:
Owners of the Company	10,468	16,518
Non‑controlling interests	(2,806)	(1,398)
Profit for the period	7,662	15,120

Income per share—basic $	0.03	0.05
Income per share—diluted $	0.03	0.05

Other comprehensive income:
Items that may be reclassified to profit or loss
Exchange differences on translation of foreign operations	44,192	131,790
Other comprehensive income for the period, net of taxes	44,192	131,790

Total comprehensive income for the period	51,854	146,910

Total comprehensive income attributable to:
Owners of the Company	49,458	113,788
Non‑controlling interests	2,396	33,122
Total comprehensive income for the period	51,854	146,910

IHS HOLDING LIMITED

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION (UNAUDITED)

AT MARCH 31, 2023 AND DECEMBER 31, 2022

	March 31,	December 31,
	2023	2022
	$’000	$’000
ASSETS
Non‑current assets
Property, plant and equipment	2,116,820	2,075,441
Right of use assets	964,621	963,993
Goodwill	758,571	760,328
Other intangible assets	1,047,835	1,053,296
Fair value through other comprehensive income financial assets	10	10
Deferred income tax assets	89,116	78,394
Derivative financial instrument assets	4,409	6,121
Trade and other receivables	152,642	130,347
	5,134,024	5,067,930
Current assets
Inventories	66,183	74,216
Income tax receivable	1,464	1,174
Trade and other receivables	776,509	663,467
Cash and cash equivalents	515,589	514,078
	1,359,745	1,252,935
Total assets	6,493,769	6,320,865

LIABILITIES
Current liabilities
Trade and other payables	687,287	669,149
Provisions for other liabilities and charges	492	483
Derivative financial instrument liabilities	1,067	1,393
Income tax payable	71,749	70,008
Borrowings	351,582	438,114
Lease liabilities	88,469	87,240
	1,200,646	1,266,387
Non‑current liabilities
Trade and other payables	2,237	1,459
Borrowings	3,104,401	2,906,288
Lease liabilities	513,534	517,289
Provisions for other liabilities and charges	86,296	84,533
Deferred income tax liabilities	173,024	186,261
	3,879,492	3,695,830
Total liabilities	5,080,138	4,962,217

EQUITY
Stated capital	5,385,325	5,311,953
Accumulated losses	(3,308,615)	(3,319,083)
Other reserves	(892,675)	(861,422)
Equity attributable to owners of the Company	1,184,035	1,131,448
Non‑controlling interest	229,596	227,200
Total equity	1,413,631	1,358,648
Total liabilities and equity	6,493,769	6,320,865

IHS HOLDING LIMITED

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2023 AND 2022

	Attributable to owners of the Company
					Non‑
	Stated	Accumulated	Other		controlling	Total
	capital	losses	reserves	Total	interest	equity
	$’000	$’000	$’000	$’000	$’000	$’000

Balance at January 1, 2022	5,223,484	(2,860,205)	(842,911)	1,520,368	223,188	1,743,556
Options converted to shares	86,470	—	(86,470)	—	—	—
Share‑based payment expense	—	—	4,024	4,024	—	4,024
Other reclassifications related to share-based payment	—	1,560	(2,835)	(1,275)	—	(1,275)
Total transactions with owners of the company	86,470	1,560	(85,281)	2,749	—	2,749

Profit/(loss) for the period	—	16,518	—	16,518	(1,398)	15,120
Other comprehensive income	—	—	97,270	97,270	34,520	131,790
Total comprehensive income	—	16,518	97,270	113,788	33,122	146,910

Balance at March 31, 2022	5,309,954	(2,842,127)	(830,922)	1,636,905	256,310	1,893,215

Balance at January 1, 2023	5,311,953	(3,319,083)	(861,422)	1,131,448	227,200	1,358,648
Share‑based payment expense	—	—	3,129	3,129	—	3,129
Options converted to shares	73,372	—	(73,372)	—	—	—
Total transactions with owners of the company	73,372	—	(70,243)	3,129	—	3,129

Profit/(loss) for the period	—	10,468	—	10,468	(2,806)	7,662
Other comprehensive income	—	—	38,990	38,990	5,202	44,192
Total comprehensive profit	—	10,468	38,990	49,458	2,396	51,854

Balance at March 31, 2023	5,385,325	(3,308,615)	(892,675)	1,184,035	229,596	1,413,631

IHS HOLDING LIMITED

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2023 AND 2022

	Three months ended
	March 31,	March 31,
	2023	2022
	$’000	$’000

Cash flows from operating activities
Cash from operations	251,859	166,607
Income taxes paid	(14,443)	(16,099)
Payment for rent	(2,285)	(2,543)
(Payment)/refund for tower and tower equipment decommissioning	(4)	138
Net cash generated from operating activities	235,127	148,103

Cash flow from investing activities
Purchase of property, plant and equipment	(105,417)	(65,876)
Payment in advance for property, plant and equipment	(35,802)	(50,839)
Purchase of software and licenses	(7,252)	(288)
Consideration paid on business combinations, net of cash acquired	—	(317,379)
Proceeds from disposal of property, plant and equipment	561	93
Insurance claims received	144	1,150
Interest income received	6,498	3,128
Deposit of short term deposits	(63,710)	(121,599)
Refund of short term deposits	16,729	51,460
Net cash used in investing activities	(188,249)	(500,150)

Cash flows from financing activities
Transactions with non-controlling interest
Bank loans received	368,096	54,679
Bank loans repaid	(264,345)	(36,667)
Fees on loans and derivative instruments	(6,508)	(2,860)
Interest paid	(68,503)	(54,098)
Payment for the principal of lease liabilities	(20,059)	(15,350)
Interest paid for lease liabilities	(12,120)	(6,694)
Initial margin received on non‑deliverable forwards/non-deliverable swaps	—	5,844
Losses received on non‑deliverable forwards/non-deliverable swaps	—	(2,741)
Net cash used in financing activities	(3,439)	(57,887)

Net increase/(decrease) in cash and cash equivalents	43,439	(409,934)
Cash and cash equivalents at beginning of period	514,078	916,488
Effect of movements in exchange rates on cash	(41,928)	2,055
Cash and cash equivalents at end of period	515,589	508,609

Use of Non-IFRS financial measures

Certain parts of this press release contain non-IFRS financial measures, including Adjusted EBITDA, Adjusted EBITDA Margin and Recurring Levered Free Cash Flow (“RLFCF”). The non-IFRS financial information is presented for supplemental informational purposes only and should not be considered a substitute for financial information presented in accordance with IFRS, and may be different from similarly titled non-IFRS measures used by other companies.

We define Adjusted EBITDA as profit/(loss) for the period, before income tax expense/(benefit), finance costs and income, depreciation and amortization, impairment of withholding tax receivables, business combination transaction costs, impairment of property, plant and equipment and related prepaid land rent on the decommissioning of sites, net (profit)/loss on sale of assets, share-based payment (credit)/expense, insurance claims, listing costs and certain other items that management believes are not indicative of the core performance of our business. The most directly comparable IFRS measure to Adjusted EBITDA is our profit/(loss) for the period.

Segment Adjusted EBITDA (defined as profit/(loss) for the period, before income tax expense/(benefit), finance costs and income, depreciation and amortization, impairment of withholding tax receivables, business combination transaction costs, impairment of property, plant and equipment and related prepaid land rent on the decommissioning of sites, net (profit)/loss on sale of assets, share-based payment (credit)/expense, insurance claims, costs relating to this offering and certain other items that management believes are not indicative of the core performance of its business)) to assess the performance of the business.

We define Adjusted EBITDA Margin as Adjusted EBITDA divided by revenue for the applicable period, expressed as a percentage.

We believe that Adjusted EBITDA is an indicator of the operating performance of our core business. We believe Adjusted EBITDA and Adjusted EBITDA Margin, as defined above, are useful to investors and are used by our management for measuring profitability and allocating resources, because they exclude the impact of certain items which have less bearing on our core operating performance. We believe that utilizing Adjusted EBITDA and Adjusted EBITDA Margin allows for a more meaningful comparison of operating fundamentals between companies within our industry by eliminating the impact of capital structure and taxation differences between the companies.

Adjusted EBITDA measures are frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present an Adjusted EBITDA-related performance measure when reporting their results.

Adjusted EBITDA and Adjusted EBITDA Margin are used by different companies for differing purposes and are often calculated in ways that reflect the circumstances of those companies. You should exercise caution in comparing Adjusted EBITDA and Adjusted EBITDA Margin as reported by us to Adjusted EBITDA and Adjusted EBITDA Margin as reported by other companies. Adjusted EBITDA and Adjusted EBITDA Margin are unaudited and have not been prepared in accordance with IFRS.

Adjusted EBITDA and Adjusted EBITDA Margin are not measures of performance under IFRS and you should not consider Adjusted EBITDA or Adjusted EBITDA Margin as an alternative to profit/(loss) for the period or other financial measures determined in accordance with IFRS.

Adjusted EBITDA and Adjusted EBITDA Margin have limitations as analytical tools, and you should not consider them in isolation. Some of these limitations are:

●	they do not reflect interest expense, or the cash requirements necessary to service interest or principal payments, on our indebtedness;
●	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often need to be replaced in the future and Adjusted EBITDA and Adjusted EBITDA Margin do not reflect any cash requirements that would be required for such replacements;
●	some of the items we eliminate in calculating Adjusted EBITDA and Adjusted EBITDA Margin reflect cash payments that have less bearing on our core operating performance, but that impact our operating results for the applicable period; and

●	the fact that other companies in our industry may calculate Adjusted EBITDA and Adjusted EBITDA Margin differently than we do, which limits their usefulness as comparative measures.

Accordingly, prospective investors should not place undue reliance on Adjusted EBITDA or Adjusted EBITDA Margin.

We believe that it is important to measure the free cash flows we have generated from operations, after accounting for the cash cost of funding and recurring capital expenditure required to generate those cash flows. In this respect, we monitor RLFCF which we define as cash from operations, before certain items of income or expenditure that management believes are not indicative of the core performance of our business (to the extent that these items of income and expenditure are included within cash flow from operating activities), and after taking into account loss allowances on trade receivables, impairment of inventory, net working capital movements, net interest paid or received, withholding tax, income taxes paid, lease payments made, maintenance capital expenditures, and routine corporate capital expenditures.

We believe RLFCF is useful to investors because it is also used by our management for measuring our operating performance, profitability and allocating resources. While Adjusted EBITDA provides management with a basis for assessing its current operating performance, in order to assess the long-term, sustainable operating performance of our business through an understanding of the funds generated from operations, we also take into account our capital structure and the taxation environment (including withholding tax implications), as well as the impact of non- discretionary maintenance capital expenditures and routine corporate capital expenditures, to derive RLFCF. RLFCF provides management with a metric through which to measure how the underlying cash generation of the business by further adjusting for expenditures that are non-discretionary in nature (such as interest paid and income taxes paid), as well as certain non-cash items that impact profit/(loss) in any particular period.

RLFCF measure is frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present an RLFCF-related performance measure when reporting their results. Such measures are used in the telecommunications infrastructure sector as they are seen to be important in assessing the long-term, sustainable operating performance of a business. We present RLFCF to provide investors with a meaningful measure for comparing our cash generation performance to those of other companies, particularly those in our industry.

RLFCF, however, is used by different companies for differing purposes and is often calculated in ways that reflect the circumstances of those companies. You should exercise caution in comparing RLFCF as reported by us to RLFCF or similar measures as reported by other companies. RLFCF is unaudited and has not been prepared in accordance with IFRS.

RLFCF is not intended to replace profit/(loss) for the period or any other measures of performance under IFRS, and you should not consider RLFCF as an alternative to cash from operations for the period or other financial measures as determined in accordance with IFRS. RLFCF has limitations as an analytical tool, and you should not consider it in isolation. Some of these limitations are:

●	not all cash changes are reflected, for example, changes in working capital are not included and discretionary capital expenditures are not included;
●	some of the items that we eliminate in calculating RLFCF reflect cash payments that have less bearing on our core operating performance, but that impact our operating results for the applicable period;
●	the fact that certain cash charges, such as lease payments made, can include payments for multiple future years that are not reflective of operating results for the applicable period, which may result in lower lease payments for subsequent periods;
●	the fact that other companies in our industry may have different capital structures and applicable tax regimes, which limits its usefulness as a comparative measure; and
●	the fact that other companies in our industry may calculate RLFCF differently than we do, which limits their usefulness as comparative measures.

Accordingly, you should not place undue reliance on RLFCF.

Reconciliation from profit for the period to Adjusted EBITDA

The following is a reconciliation of Adjusted EBITDA to the most directly comparable IFRS measure, which is profit for the three months ended March 31, 2023 and 2022:

	Three months ended
	March 31,	March 31,
	2023	2022
	$'000	$'000

Profit	7,662	15,120
Adjustments:
Income tax expense	15,218	16,254
Finance costs(a)	178,881	192,212
Finance income(a)	(6,828)	(114,967)
Depreciation and amortization	119,034	107,840
Impairment of withholding tax receivables(b)	11,255	14,787
Business combination transaction costs	1,459	8,360
Net impairment of property, plant and equipment and prepaid land rent (c)	4,146	2,183
Net (gain)/loss on disposal of property, plant and equipment	(734)	167
Share-based payment expense(d)	3,289	3,574
Insurance claims(e)	(145)	(1,150)
Other costs(f)	2,175	512
Other income	(30)	(20)
Adjusted EBITDA	335,382	244,872
Divided by total revenue	602,528	446,132
Adjusted EBITDA Margin	55.7%	54.9%
(a)	Finance costs consist of interest expense and loan facility fees on borrowings, the unwinding of the discount on our decommissioning liability and lease liability, realized and unrealized net foreign exchange losses arising from financing arrangements and net realized and unrealized losses from valuations of financial instruments. Finance income consists of interest income from bank deposits, realized and unrealized net foreign exchange gains arising from financing arrangements and net realized and unrealized gains from valuations of financial instruments.
(b)	Revenue withholding tax primarily represents amounts withheld by customers in Nigeria and paid to the local tax authority. The amounts withheld may be recoverable through an offset against future corporate income tax liabilities in the relevant operating company. Revenue withholding tax receivables are reviewed for recoverability at each reporting period end and impaired if not forecast to be recoverable.
(c)	Represents non-cash charges related to the impairment of property, plant and equipment and related prepaid land rent on the decommissioning of sites.
(d)	Represents credits and expense related to share-based compensation, which vary from period to period depending on timing of awards and changes to valuation inputs assumptions.
(e)	Represents insurance claims included as non-operating income.
(f)	Other costs for the three months ended March 31, 2023 included one off consulting fees related to corporate structures and operating systems of $1.6 million and non-recurring professional fees related to financing of $0.2 million. Other costs for the three months ended March 31, 2022 included professional costs related to SOX implementation.

Reconciliation from cash from operations to RLFCF

The following is a reconciliation of RLFCF to the most directly comparable IFRS measure, which is cash from operations for the three months March 31, 2023 and 2022:

	Three months ended
	March 31,	March 31,
	2023	2022
	$'000	$'000

Cash from operations	251,859	166,607
Net movement in working capital	86,346	68,951
(Loss)/reversal of loss allowance on trade receivables	(3,560)	2,468
Impairment of inventory	—	(138)
Income taxes paid	(14,443)	(16,099)
Withholding tax(a)	(33,432)	(28,144)
Lease and rent payments made	(34,464)	(24,587)
Net interest paid(b)	(62,005)	(50,970)
Business combination transaction costs	1,459	8,360
Other costs(c)	2,175	512
Other income	(30)	(20)
Maintenance capital expenditure(d)	(43,758)	(39,592)
Corporate capital expenditures(e)	(490)	(288)
RLFCF	149,657	87,060

Non-controlling interest	(3,068)	(3,019)
RLFCF excluding non-controlling interest	146,589	84,041
(a)	Withholding tax primarily represents amounts withheld by customers and amounts paid on bond interest in Nigeria which is paid to the local tax authority. The amounts withheld by customers may be recoverable through an offset against future corporate income tax liabilities in the relevant operating company.
(b)	Represents the aggregate value of interest paid and interest income received.
(c)	Other costs for the three months ended March 31, 2023 included one off consulting fees related to corporate structures and operating systems of $1.6 million and non-recurring professional fees related to financing of $0.2 million. Other costs for the three months ended March 31, 2022 included professional costs related to SOX implementation.
(d)	We incur capital expenditures in relation to the maintenance of our towers and fiber equipment, which is non- discretionary in nature and required in order for us to optimally run our portfolio and to perform in line with our service level agreements with customers. Maintenance capital expenditures includes the periodic repair, refurbishment and replacement of tower, fiber equipment and power equipment at existing sites to keep such assets in service.

(e)	Corporate capital expenditures, which are non-discretionary in nature, consist primarily of routine spending on information technology infrastructure.